UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
June 21, 2006
Commission File Number: 1-14636

ABITIBI-CONSOLIDATED INC.
(Exact name of registrant as specified in its charter)

1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

June 6, 2006
L’Autorité des marchés financiers
Toronto Stock Exchange
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Government of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Securities Commission
ABITIBI-CONSOLIDATED INC.
(the “Company”)

REPORT OF VOTING RESULTS
(Section 11.3 of National Instrument 51-102)

Madam / Sir
Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of shareholders of Abitibi-Consolidated Inc. (the “Company”) held on May 9, 2006. The voting results are as follows:
1.     Election of Directors
Pursuant to a vote by show of hands, the following individuals were elected as directors of the Company until the next annual meeting. The results of the votes submitted by proxies were:

Votes For:	275,354,842
Votes Withheld:	5,808,664

Richard Drouin	William E. Davis
John Q. Anderson	Lise Lachapelle
Hans P. Black	Gary J. Lukassen
Jacques Bougie	John A. Tory
Marlene Davidge	John W. Weaver

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2.     Appointment of auditors
Pursuant to a vote by show of hands, PricewaterhouseCoopers were appointed auditors of the Company for the ensuing year. The results of the votes submitted by proxies were:

Votes For:	279,044,580
Votes Withheld:	3,160,578
3.     Shareholder proposal no. 1 — Should the Board set a term limit of 15 years for independent directors?
Pursuant to a vote by show of hands, the shareholder proposal no. 1 was rejected. The results of the votes submitted by proxies were:

Votes For:	4,837,972
Votes Against:	247,264,123
Votes Withheld:	n/a
4.     Shareholder proposal no. 2 — Should the Board give the opportunity to vote FOR/AGAINST each director?
Pursuant to a vote by show of hands, the shareholder proposal no. 2 was accepted. The results of the votes submitted by proxies were:

Votes For:	176,683,178
Votes Against:	75,416,117
Votes Withheld:	n/a
5.     Shareholder proposal no. 3 — Should the Board convey to senior management that no excuses will be acceptable anymore and that management will be made accountable to deliver sustainable profits or be terminated without compensation?
Pursuant to a vote by show of hands, the shareholder proposal no. 3 was rejected. The results of the votes submitted by proxies were:

Votes For:	4,659,161
Votes Against:	247,441,102
Votes Withheld:	n/a

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6.     Shareholder proposal no. 4 — Should the Board refuse to gratify current management members from any bonus and grant of options until the share price is back to 10$ Canadian?
Pursuant to a vote by show of hands, the shareholder proposal no. 4 was rejected. The results of the votes submitted by proxies were:

Votes For:	2,789,159
Votes Against:	249,291,154
Votes Withheld:	n/a
7.     Shareholder proposal no. 5 — Should the Board design and implement progressively a share buyback program until the company’s share price reaches $12.00 Canadian?
Pursuant to a vote by show of hands, the shareholder proposal no. 5 was rejected. The results of the votes submitted by proxies were:

Votes For:	1,780,238
Votes Against:	250,299,907
Votes Withheld:	n/a

ABITIBI-CONSOLIDATED INC.

(s) Jacques P. Vachon
Jacques P. Vachon
Senior Vice President, Corporate Affairs and Secretary

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC. (Registrant) (s) JACQUES P. VACHON
Date: June 21, 2006	By:
Jacques P. Vachon
Senior Vice-President, Corporate Affairs and Secretary